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                                                                       Exhibit 2

                       [DRS TECHNOLOGIES, INC. LETTERHEAD]

                                  CONFIDENTIAL
                           NONBINDING LETTER OF INTENT


April 3, 1998



Board of Directors
NAI Technologies, Inc.
282 New York Avenue
Huntington, NY  11743

Attn:  Robert A. Carlson, Chairman

                                    Re:  Merger of NAI with and into DRS

Gentlemen:

               DRS Technologies, Inc. ("DRS") and NAI Technologies, Inc. ("NAI") have been discussing a possible merger (the "Merger") of NAI with and into DRS or a newly formed subsidiary of DRS. DRS and NAI believe that a Merger could be mutually beneficial to both of our companies and to our respective stockholders. The purpose of this nonbinding letter of intent is to articulate our intent to merger, subject to the terms and conditions outlined in this letter and to be more fully set forth in a definitive agreement between DRS and NAI (the "Definitive Agreement").

               1. Structure. We propose that NAI would be merged with and into DRS or a newly formed subsidiary of DRS, with DRS as the surviving company in the Merger. It is intended that the Merger qualify as a tax-free transaction with stockholders of NAI receiving newly issued shares of common stock of DRS on the basis, subject to due diligence, of .25 shares of DRS common stock for each share of NAI's 9,155,427 shares of common stock (the "Exchange Ratio"). The Exchange Ratio would also apply to the shares issuable upon exercise of NAI's 4,122,700 $2.50 Warrants, to those issuable upon exercise of NAI's 300,000 $3.00 Warrants and upon conversion, to NAI's 12% Convertible Subordinated Promissory Notes; it is anticipated that these securities would retain their present terms but for their conversion into DRS common stock equivalents. Similarly, vested NAI employee stock options would convert into equivalent DRS options. It is the intention of the parties that the issuance of DRS securities in the Merger will be registered with the Securities and Exchange Commission, which registration will include DRS common

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stock issuable upon conversion or exercise of the convertible notes, warrants and options referred to herein.

               2. Governance. It is the current intention of DRS and NAI that the Board of Directors of DRS would include one person to be mutually selected from the NAI Board of Directors who will serve as an independent director of the surviving entity.

               3. Definitive Agreement. DRS and NAI are each prepared to commence negotiating in good faith a Definitive Agreement, and to enter into a Definitive Agreement, provided that (i) each of DRS and NAI is satisfied with the result of the due diligence examination and inspection to be conducted by it and (ii) the board of directors of each of DRS and NAI approves the Definitive Agreement. Prior to entering into the Definitive Agreement each of DRS and NAI shall have received appropriate opinions from their respective financial advisors as to the fairness of the transaction. The Definitive Agreement will contain representations and warranties, covenants, indemnities, conditions and other provisions which are normal and typical to merger transactions of the type contemplated hereby and which shall be satisfactory to each of the parties and its respective board of directors. Conditions to the obligations of the parties to consummate the Merger shall include, among others, (a) receipt of all necessary stockholder and other approvals and consents on terms and conditions satisfactory to DRS and NAI, (b) there will have been no material adverse effect on the financial condition, business, results of operations, prospects and/or assets of NAI or any of its subsidiaries, nor would such a material adverse effect be reasonably likely, and (c) the agreement of the director appointed pursuant to paragraph 2 above and of Charles Holmes and of (except as otherwise agreed by the parties) other stockholders affiliated or associated with Mr. Holmes to refrain from selling or otherwise transferring any DRS common stock owned by them for a period of 18 months following the effective date of the Merger. It is the intention of the parties hereto that the Merger be consummated before August 15, 1998.

               4. Interim Operations. During the period from the execution of this letter until earlier of (i) the Merger or (ii) the termination of this letter or the Definitive Agreement, each of NAI and its subsidiaries (a) will conduct their respective businesses only in the ordinary course, consistent with prior practices, and in a manner that will expedite the consummation of the transactions contemplated hereby and (b) will not materially change any of their respective accounting methods or policies, without in each case the prior written consent of DRS, which consent will not be unreasonably withheld. NAI will advise DRS promptly of any actual or threatened claim, suit, action or other court or regulatory proceeding regarding the transactions contemplated hereby.

               5. Exclusivity. During the period from the date hereof to the earlier of (i) the consummation of the Merger or (ii) the termination of this letter, neither NAI nor any of its affiliates will, directly or indirectly, through any directors, officers, employees, agents, representatives or otherwise, solicit, initiate, facilitate or encourage (including by way of furnishing or disclosing non-public information) any inquiries or the making of any proposal with respect to any merger, consolidation or

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other business combination involving NAI or its subsidiaries or the acquisition of all or any significant assets or capital stock of NAI and its subsidiaries taken as a whole (an "Acquisition Transaction") or negotiate, explore or otherwise engage in discussions with any person (other than DRS and its representatives) with respect to any Acquisition Transaction or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this letter; provided that NAI may, in response to an unsolicited written proposal from a third party, furnish information to, and negotiate, explore or otherwise engage in discussions with such third party, and enter into any such agreement, arrangement or understanding, in each case only if the Board of Directors of NAI determines in good faith, based upon the written opinion of outside counsel to NAI, that failing to take such action would result in breach of the fiduciary duties of the Board of Directors in connection with seeking an Acquisition Transaction that is more favorable to the stockholders of NAI than the Merger contemplated by this letter. NAI shall immediately advise DRS in writing of the receipt of any inquiries or proposals related to an Acquisition Transaction.

               6. Confidentiality. DRS and NAI have each entered into a confidentiality agreement dated November 28, 1997 (the "Confidentiality Agreement"), which agreement is incorporated herein by reference as if fully set forth herein.

               7. Publicity. Neither NAI nor DRS will issue or otherwise make any announcements or other disclosures regarding the proposed transaction without first consulting with each other.

               8. Cooperation. Each of DRS and NAI agrees to cooperate fully with the other and use reasonable efforts, in good faith, to carry out the purpose and intent of this letter, including the making of all necessary filings and obtaining all board, regulatory, shareholder and other approvals, consents and authorizations which may be necessary or desirable in connection with the transactions contemplated hereby, including (but not limited to) filings of Notification and Report Forms under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. NAI further agrees to cooperate with DRS in identifying any conditions or limitations to which NAI is subject (including, without limitation, non-compete provisions) that may result in restrictions on the ability of DRS to conduct its businesses or own its assets after the Merger in substantially the same manner as DRS currently conducts its businesses and owns its assets.

               9. Due Diligence. Upon DRS's receipt of NAI's confirmation and acceptance of this letter, each party to this letter agreement (an "Inspecting Party") will commence a due diligence examination and inspection of the other party and its subsidiaries, including (but not limited to) an examination and inspection of the books, records, documents, agreements, contracts, operations, assets, liabilities, financial statements, accounting methods, projections and any other materials or information reasonably requested by the Inspecting Party. In this connection each party will afford the other party and its representatives and agents, upon receipt of reasonable notice, full and complete access to such materials and information and to

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all of its personnel. Each party will disclose to the other party all materials and other information that may be material to the Inspecting Party in connection with its due diligence examination and inspection, whether or not requested by the Inspecting Party. Assuming prompt acceptance of this letter, DRS and NAI intend to complete due diligence on or prior to April 30, 1998.

               10. Termination and Termination Fee. It is the intention of DRS and NAI to execute a Definitive Agreement on or prior to May 8, 1998 (or on such other date as DRS and NAI may mutually agree), subject to the terms and conditions set forth in this letter. This letter, and all efforts to bring about a Merger between DRS and NAI, may be terminated (i) by either DRS or NAI if a Definitive Agreement is not executed on or prior to May 22, 1998 (or such other date as may be mutually acceptable to DRS and NAI), (ii) by written consent of DRS and NAI or (iii) by DRS if NAI shall have taken any action to further an Acquisition Transaction as defined in paragraph 5 hereof. In the event of the termination of this letter, neither DRS nor NAI will have any further obligation to the other party hereto, except for those obligations specified or referred to in paragraphs 7 press release and 12 expenses of this letter, this paragraph 10 termination and the Confidentiality Agreement, each of which will survive the termination of this letter.

               DRS acknowledges that the Board of Directors of NAI has a fiduciary obligation to its shareholders to consider and possibly accept an unsolicited offer, if any, received by NAI from a third party for an Acquisition Transaction. In consideration of DRS's willingness to incur the expenses and devote the time and resources necessary to undertake its due diligence investigation and to execute a Definitive Agreement, notwithstanding such possibility, in the event that NAI shall have taken any action, directly or indirectly, to further an Acquisition Transaction as contemplated by paragraph 5 hereof, regardless of whether any such Acquisition Transaction is more favorable than the proposed Merger provided for herein the Definitive Agreement will provide that (a) NAI will promptly pay to DRS cash in the amount of its out-of-pocket expenses (including without limitation fees and expenses of outside professionals) up to a maximum of $300,000. If, at any time prior to six months after the termination of this Letter of Intent or a Definitive Agreement, NAI enters into a definitive agreement relating to an Acquisition Transaction (regardless of whether any such Acquisition Transaction is consummated) with any third party which was in contact, directly or indirectly, with NAI during the period that this letter of intent was in effect, regardless of whether any such Acquisition Transaction is more favorable than the proposed Merger provided, however, that if (i) DRS informs NAI that as a result of its due diligence investigation DRS no longer desires to pursue the Merger, (ii) regulatory or shareholder approval of the Acquisition Transaction is not obtained prior to August 15, 1998, unless such failure to obtain such approval was due to the failure by NAI to use best efforts in obtaining such approval, or (iii) if it is established that the Definitive Agreement was terminated because of a breach by DRS of its obligations thereunder, DRS shall not be entitled to the termination fee and expense reimbursement provided for herein if NAI subsequently enters into an Acquisition Transaction.


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               11. Binding Effect. DRS and NAI agree that this letter merely constitutes a statement of their present mutual intentions with respect to the proposed Merger, does not contain all matters upon which agreement must be reached in order for the consummation of the Merger to take place and is not intended to create a legally binding and enforceable obligation to consummate the Merger. A binding obligation will exist only upon the execution of a Definitive Agreement, subject to the terms and conditions expressed therein. The foregoing notwithstanding, paragraphs 5, 10, 11, 12 and 14 hereof and the Confidentiality Agreement are intended to constitute binding agreements between DRS and NAI, enforceable in accordance with and subject to the terms and conditions thereof. No person is intended to be third party beneficiary of this letter, and no person other than DRS and NAI is entitled to rely on this letter for any purpose.

               12. Expenses. Subject to the provisions of paragraph 10 above, DRS and NAI will each be responsible for all expenses incurred by it in connection with the transactions contemplated hereby.

               13. Control of Business Operations. It is understood between DRS and NAI that DRS and NAI each retains full control of and responsibility and liability for its business operations prior to consummation of the Merger.

               14. Governing Law. This letter shall be governed by and construed and enforced in accordance with Delaware law.

               15. Counterparts. This letter may be executed in counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same letter.

               If you are in agreement with the provisions of this letter, kindly confirm your agreement by signing the enclosed counterpart of this letter and returning it to me on or prior to April 10, 1998, after which the proposal expressed herein will no longer be effective.


Very truly yours,                           Accepted and Agreed to:
DRS TECHNOLOGIES, INC.                      NAI TECHNOLOGIES, INC.


By:/s/ Mark S. Newman                       By:/s/ Robert A. Carlson
   --------------------------                  ----------------------------
   Mark S. Newman                              Robert A. Carlson
   Chairman of the Board, President and        Chairman of the Board and
   Chief Executive Officer                     Chief Executive Officer


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